UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2021

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

Alter Postplatz 2

CH-6370 Stans, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Election of Directors

On January 29, 2021, NLS Pharmaceutics Ltd. (the “Registrant”) held a special meeting of its shareholders (the “Meeting”), pursuant to which, the shareholders of the Registrant approved the Registrant’s Amended and Restated Articles of Association (the “Articles”) and elected Myoung-Ok Kwon and Stig Løkke Pedersen to the Registrant’s board of directors (the “Board”). At the Meeting, Ms. Kwon was elected to serve on the Board’s Compensation Committee. The Board has appointed both Ms. Kwon and Mr. Pederson to its Audit Committee.

The biographies for each of the Registrant’s new Board members are described in the section titled, “Management,” in the Registrant’s prospectus, dated January 28, 2021 (the “Prospectus”), relating to the Registration Statement on Form F-1 (File No. 333-236797), as amended, filed with the Securities and Exchange Commission on February 1, 2021, pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Amendment to Articles of Association

On January 29, 2021, the Registrant filed its Articles with the commercial registry of the Canton of Nidwalden, Switzerland, thereby increasing its share capital to 235,585.54 Swiss Franc with a total of 11,779,277 common shares issued and increasing its conditional share capital to a total of 117,792.76 Swiss Franc with a total of 5,889,638 common shares. The terms of the Articles are as described in the Prospectus. A description of certain provisions of the Articles is set forth in the section titled “Description of Share Capital and Governing Documents” in the Prospectus.

The foregoing description of the Articles is qualified in its entirety by reference to the Articles filed as Exhibit 3.1 hereto, which is incorporated herein by reference.

Closing of Initial Public Offering

On February 2, 2021, the Registrant closed its initial public offering of 4,819,277 units as well as the sale of 722,891 warrants (the “Warrants”) pursuant to a partial exercise of the underwriters’ over-allotment option. Each unit consisted of one common share and one Warrant at a price to the public of $4.15 per unit. The gross proceeds to the Registrant from the initial public offering and the sale of the Warrants pursuant to partial exercise of the underwriters’ over-allotment option were $20.0 million in the aggregate before deducting underwriting discounts and commissions and estimated offering expenses payable by the Registrant.

The Registrant issued a press release titled: “NLS Pharmaceutics Ltd. Announces Closing of $20.0 Million Initial Public Offering.” A copy of this press release is furnished herewith as exhibit 99.1.

EXHIBIT INDEX

Exhibit No.
3.1	Amended and Restated Articles of Association.
99.1	Press release titled: “NLS Pharmaceutics Ltd. Announces Closing of $20.0 Million Initial Public Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: February 2, 2021	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

 3